UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Altice USA, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share (“Class A Common Stock”)
(Title of Class of Securities)

02156K103
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156K103	SCHEDULE 13G	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Next Alt S.à. r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 541,544,011*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 541,544,011*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,544,011*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 73.5%†
12		TYPE OF REPORTING PERSON (See Instructions) HC

* Includes 46,177,079 shares of Class A Common Stock held by Neptune Holding US Limited Partnership (“Holding LP”), 5,281,258 shares of Class A Common Stock held by CVC 3 B.V. (“CVC 3”), 490,085,674 shares of Class B Common Stock, par value $0.01, of the Issuer (“Class B Common Stock”) held by CVC 3 and assumes conversion of all shares of Class B Common Stock held by CVC 3 into shares of Class A Common Stock.  Next Alt S.à r.l. (“Next Alt”) is a personal holding company of Patrick Drahi, who is its controlling shareholder.  As of the date of this report, Next Alt holds 60.31% of the share capital and voting rights of Altice N.V.  Altice N.V. maintains a one-tier board of three executive board members and three non-executive board members.  The executive board members are appointed by the shareholders at the general meeting at the binding nomination of Next Alt.  Altice N.V. owns an indirect controlling interest in CVC 3, which is the sole member of Neptune Holding US GP LLC (“Holding GP”), which is the sole general partner of Holding LP.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2017, plus the 490,085,674 shares of Class A Common Stock underlying the shares of Class B Common Stock held by affiliates of the Reporting Person.

CUSIP No. 02156K103	SCHEDULE 13G	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Altice N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 541,544,011*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 541,544,011*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,544,011*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 73.5%†
12		TYPE OF REPORTING PERSON (See Instructions) HC

* Includes 46,177,079 shares of Class A Common Stock held by Holding LP, 5,281,258 shares of Class A Common Stock held by CVC 3, 490,085,674 shares of Class B Common Stock held by CVC 3 and assumes conversion of all shares of Class B Common Stock held by CVC 3 into shares of Class A Common Stock.  Altice N.V. owns an indirect controlling interest in CVC 3, which is the sole member of Holding GP, which is the sole general partner of Holding LP.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2017, plus the 490,085,674 shares of Class A Common Stock underlying the shares of Class B Common Stock held by affiliates of the Reporting Person.

CUSIP No. 02156K103	SCHEDULE 13G	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CVC 3 B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 541,544,011*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 541,544,011*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,544,011*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 73.5%†
12		TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 46,177,079 shares of Class A Common Stock held by Holding LP, 5,281,258 shares of Class A Common Stock held by CVC 3, 490,085,674 shares of Class B Common Stock held by CVC 3 and assumes conversion of all shares of Class B Common Stock held by CVC 3 into shares of Class A Common Stock.  CVC 3 is the sole member of Holding GP, which is the sole general partner of Holding LP.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2017, plus the 490,085,674 shares of Class A Common Stock underlying the shares of Class B Common Stock held by affiliates of the Reporting Person.

CUSIP No. 02156K103	SCHEDULE 13G	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Drahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 549,072,360*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 549,072,360*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,072,360*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 74.5%†
12		TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 46,177,079 shares of Class A Common Stock held by Holding LP, 5,281,258 shares of Class A Common Stock held by CVC 3, 490,085,674 shares of Class B Common Stock held by CVC 3, 7,526,349 shares of Class A Common Stock held by UpperNext S.C.S.p (“Uppernext”), 1,000 shares of Class A Common Stock held by A4, S.A. (“A4”), 1,000 shares of Class B Common Stock held by A4 and assumes conversion of all shares of Class B Common Stock held by CVC 3 and A4 into shares of Class A Common Stock.  Next Alt, a personal holding company of Patrick Drahi, who is its controlling shareholder, as of the date of this report, holds 60.31% of the share capital and voting rights of Altice N.V.   Altice N.V. maintains a one-tier board of three executive board members and three non-executive board members.  The executive board members are appointed by the shareholders at the general meeting at the binding nomination of Next Alt.  A4, which is controlled by the family of Mr. Drahi, is an executive board member of Altice N.V.  Altice N.V. owns an indirect controlling interest in CVC 3, which is the sole member of Holding GP, which is the sole general partner of Holding LP.  In addition, Mr. Drahi is the sole controlling shareholder of Uppernext.  Mr. Drahi disclaims beneficial ownership of the 1,000 shares of Class A Common Stock and 1,000 shares of Class B Common Stock held by A4.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2017, plus the 490,086,674 shares of Class A Common Stock underlying the shares of Class B Common Stock held by affiliates of the Reporting Person.

CUSIP No. 02156K103	SCHEDULE 13G	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Neptune Holding US GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 46,177,079*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 46,177,079*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,177,079*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%†
12		TYPE OF REPORTING PERSON (See Instructions) HC

* Holding GP is the sole general partner of Holding LP.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2017, plus the 490,085,674 shares of Class A Common Stock underlying the shares of Class B Common Stock held by affiliates of the Reporting Person.

CUSIP No. 02156K103	SCHEDULE 13G	Page 7 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Neptune Holding US Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 46,177,079*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 46,177,079*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,177,079*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%†
12		TYPE OF REPORTING PERSON (See Instructions) PN

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2017, plus the 490,085,674 shares of Class A Common Stock underlying the shares of Class B Common Stock held by affiliates of the Reporting Person.

CUSIP No. 02156K103	SCHEDULE 13G	Page 8 of 11 Pages

Item 1.	(a) Name of Issuer:

Altice USA, Inc.

(b) Address of Issuer’s Principal Executive Offices:

1 Court Square West, Long Island City, New York 11101

Item 2.	(a) Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each a “Reporting Person,” and together, the “Reporting Persons”):

(i)	Next Alt S.à. r.l.
(ii)	Altice N.V.
(iii)	CVC 3 B.V.
(iv)	Patrick Drahi
(v)	Neptune Holding US GP LLC
(vi)	Neptune Holding US Limited Partnership

(b) Address of Principal Business Office:

The principal business office for Next Alt and Patrick Drahi is 5 Rue Eugene Ruppert, L-2453 Grand Duchy of Luxembourg, Luxembourg.

The principal business office for Altice NV and CVC 3 is Prins Bernhardplein 200, 1097 JB Amsterdam, Netherlands.

The principal business office for Holding GP and Holding LP is c/o Altice USA, Inc., 1 Court Square West, Long Island City, New York 11101.

(c) Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

(d) Title of Class of Securities:

Class A Common Stock

(e) CUSIP No.:

02156K103

Item 3.

Not Applicable.

CUSIP No. 02156K103	SCHEDULE 13G	Page 9 of 11 Pages

Item 4. Ownership:

(a)   Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b)   Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)   Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii)   Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii)  Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv)  Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

Not Applicable.

CUSIP No. 02156K103	SCHEDULE 13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Next Alt S.à. r.l.

By:	/s/ David Connolly
	Name:	David Connolly
	Title:	Authorized Signatory

Altice N.V.

By:	/s/ David Connolly
	Name:	David Connolly
	Title:	Authorized Signatory

CVC 3 B.V.

By:	/s/ David Connolly
	Name:	David Connolly
	Title:	Authorized Signatory

Patrick Drahi

By:	/s/ David Connolly
	Name:	David Connolly
	Title:	Authorized Signatory

Neptune Holding US GP LLC

By:	/s/ David Connolly
	Name:	David Connolly
	Title:	Authorized Signatory

Neptune Holding US Limited Partnership

By:	/s/ David Connolly
	Name:	David Connolly
	Title:	Authorized Signatory

CUSIP No. 02156K103	SCHEDULE 13G	Page 11 of 11 Pages

EXHIBIT INDEX

The following exhibits are filed herewith as part of this Schedule 13G:

Exhibit Number	Exhibit
24.1	Power of Attorney
24.2	Power of Attorney
24.3	Power of Attorney
24.4	Power of Attorney
24.5	Power of Attorney
24.6	Power of Attorney
99.1	Joint Filing Agreement